UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 8, 2017

Chunghwa Telecom Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Room 110, Finance Department of Headquarters, 21-3 Hsinyi Road, Sec. 1, Taipei, Taiwan
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chunghwa Telecom Co., Ltd.

Date: December 8, 2017	By:	/s/Shui-Yi Kuo
	Name:	Shui-Yi Kuo
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.01	Announcement on 2017/11/14 : New Appointment of Representative of Juristic Person Director
99.02	Announcement on 2017/11/15 : Supplementary Announcement of the bid of Mobile Broadband business license: won the spectrum blocks of C6-1 in 1800MHz and E9, E10, E11 and E12 in 2100MHz
99.03	Announcement on 2017/11/17 : Chunghwa Telecom won the bid for Taiwan Power Company's project of "New Solar Power Construction at Changhua Coastal Park"
99.04	Announcement on 2017/11/20 : Clarification of the news report that MOD content provider was angry at Chunghwa's credibility and claim to sue the company
99.05	Announcement on 2017/12/05 : Board resolution approving donation to related parties
99.06	Announcement on 2017/12/08 : Chunghwa Telecom announces its operating results for November 2017
99.07	Announcement on 2017/12/08: November 2017 sales